Exhibit 12

E. I. DU PONT DE NEMOURS AND COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	2014	2013	2012	2011	2010
Income from continuing operations before income taxes	$4,991	$3,489	$3,088	$3,879	$3,259
Adjustment for companies accounted for by the equity method	145	65	(8)	(72)	(74)
Less: Capitalized interest	(56)	(39)	(37)	(46)	(38)
Add: Amortization of capitalized interest	36	36	37	36	35
	5,116	3,551	3,080	3,797	3,182
Fixed charges:
Interest and debt expense	377	448	464	447	590
Capitalized interest	56	39	37	46	38
Rental expense representative of interest factor	108	101	121	103	89
	541	588	622	596	717
Total adjusted earnings available for payment of fixed charges	$5,657	$4,139	$3,702	$4,393	$3,899
Number of times fixed charges earned	10.5	7.0	6.0	7.4	5.4